File No. 812-14028

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________________

In the Matter of the Application of:

MONROE CAPITAL CORPORATION

MC FUNDING LTD.

MC FUNDING, LTD. 2013-1

MONROE CAPITAL PARTNERS FUND, L.P.

MONROE CAPITAL PARTNERS FUND II, LP

MONROE CAPITAL CORPORATION SBIC, LP

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND LP

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND (UNLEVERAGED) LP

MONROE FCM DIRECT LOAN FUND LP

MONROE CAPITAL BDC ADVISORS, LLC

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

MONROE CAPITAL MANAGEMENT, LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

MONROE CAPITAL PARTNERS FUND, LLC

MONROE CAPITAL PARTNERS FUND II, LLC

MCC SBIC GP, LLC

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND LLC

MONROE FCM DIRECT LOAN FUND LLC

__________________________________________

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1

__________________________________________

Please direct all communications, notices and orders to:	Copies to:

Theodore L. Koenig	Jonathan H. Talcott
Chief Executive Officer	Janis F. Kerns
Monroe Capital Corporation	Nelson Mullins Riley & Scarborough LLP
311 South Wacker Drive	101 Constitution Avenue, NW
Suite 6400	Suite 900
Chicago, Illinois 60606	Washington, DC 20001
(312) 258-8300	(202) 712-2806
(202) 712-2813

This document contains 20 pages (including exhibits),

which have been numbered sequentially.

1

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

MONROE CAPITAL CORPORATION

MC FUNDING LTD.

MC FUNDING, LTD. 2013-1

MONROE CAPITAL PARTNERS FUND, L.P.

MONROE CAPITAL PARTNERS FUND II, L.P.

MONROE CAPITAL CORPORATION SBIC, LP

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND LP

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND
(UNLEVERAGED) LP

MONROE FCM DIRECT LOAN FUND LP

MONROE CAPITAL BDC ADVISORS, LLC

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

MONROE CAPITAL MANAGEMENT, LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

MONROE CAPITAL PARTNERS FUND, LLC

MONROE CAPITAL PARTNERS FUND II, LLC

MCC SBIC GP, LLC

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND LLC

MONROE FCM DIRECT LOAN FUND LLC

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

Fourth Amended and Restated Application for an Order under Sections 17(d), 57(a)(4), and
57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1.

I.	Summary of Application

Monroe Capital Corporation (the “Company”), MC Funding Ltd. (“MC Funding”), MC Funding, Ltd. 2013-1 (“2013-1”), Monroe Capital Partners Fund, L.P. (“Monroe SBIC”), Monroe Capital Partners Fund II, L.P. (“Monroe SBIC II”), Monroe Capital Corporation SBIC, LP (“BDC SBIC”), Monroe Capital Senior Secured Direct Loan Fund LP (“MCSSDL Fund”), Monroe Capital Senior Secured Direct Loan Fund (Unleveraged) LP (“MCSSDL-U Fund”), Monroe FCM Direct Loan Fund LP (“MFDL Fund” and collectively with MC Funding, 2013-1, Monroe SBIC, Monroe SBIC II, MCSSDL Fund and MCSSDL-U Fund, the “Existing Affiliated Private Funds”), Monroe Capital Management Advisors, LLC (“MCMA”), Monroe Capital Management LLC (“Monroe Collateral Manager”), Monroe Capital Partners Fund Advisors, Inc. (“Monroe SBIC Adviser”), Monroe Capital Partners Fund II Advisors, Inc. (“Monroe SBIC II Adviser”), Monroe Capital Partners Fund, LLC (“Monroe SBIC General Partner”), Monroe Capital Partners Fund II, LLC (“Monroe SBIC II General Partner”), MCC SBIC GP, LLC (“BDC SBIC General Partner”), Monroe Capital Senior Secured Direct Loan Fund LLC (“MCSSDL Funds General Partner,”), and Monroe FCM Direct Loan Fund LLC (“MFDL Fund General Partner” and collectively with MCMA, Monroe Collateral Manager, Monroe SBIC Adviser, Monroe SBIC II Adviser, Monroe SBIC General Partner, Monroe SBIC II General Partner, and MCSSDL Funds General Partner, the “Affiliated Advisers”), and Monroe Capital BDC Advisors, LLC (“BDC Adviser”), 1 and any Regulated Fund or Affiliated Private Fund (as those terms are defined below) (collectively with the Company, the Existing Affiliated Private Funds, the BDC SBIC, the BDC SBIC General Partner, the BDC Adviser and the Affiliated Advisers, the “Applicants”) 2 hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act to the extent necessary to permit each Regulated Fund3 together with one or more Regulated Funds and/or Affiliated Private Funds,4 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”); 5 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Private Funds and/or one or more other Regulated Funds in reliance on the requested order (“Order”). 6 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Private Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

1 All references to the term “BDC Adviser” include successors-in-interest to the BDC Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

3 “Regulated Funds” means the Company and the Future Regulated Funds. “Future Regulated Fund” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below) and (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program (as defined below). “Adviser” means (a) the BDC Adviser, (b) an Affiliated Adviser, or (c) any investment adviser that controls, is controlled by or is under common control with the BDC Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

4 “Affiliated Private Fund” means any Existing Affiliated Private Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

5 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “1933 Act”).

6 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

2

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

II. Background

The Company is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act. The Company was organized on February 9, 2011 and commenced operations on October 24, 2012. As of March 31, 2014, the Company had net assets of approximately $135 million. The Company’s Objectives and Strategies (as defined below) are to maximize the total return to stockholders in the form of current income and capital appreciation through investment in primarily senior, unitranche and junior secured debt of middle-market companies and, to a lesser extent, unsecured subordinated debt and equity investments. “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders. The outstanding shares of beneficial interest for the Company are listed and traded on the NASDAQ.

MC Funding was formed on September 13, 2006 as an exempted company incorporated under the laws of the Cayman Islands with limited liability for the sole purpose of acquiring certain collateralized debt obligations, issuing securities, and engaging in certain related transactions. MC Funding issued approximately $410 million of notes and preferred shares on December 21, 2006, and used the proceeds of its sale of securities primarily to fund the purchase of a portfolio of floating rate senior secured loans and participations. Monroe Collateral Manager, which is wholly owned by MCMA, is a Delaware limited liability company that manages the assets of MC Funding.

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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2013-1 was formed on June 7, 2013 as an exempted company incorporated under the laws of the Cayman Islands with limited liability for the sole purpose of acquiring certain collateralized debt obligations, issuing securities, and engaging in certain related transactions. As of June 30, 2014, 2013-1 had approximately $160 million in assets under management. Monroe Collateral Manager manages the assets of 2013-1.

Monroe SBIC was formed as a Delaware limited partnership on May 11, 2009 for the purpose of providing investors with current income and long-term capital appreciation by investing in private and public middle market companies primarily in the United States. Monroe SBIC was licensed as a small business investment company (“SBIC”) by the United States Small Business Administration ("SBA") in February 2011. As of June 30, 2014, Monroe SBIC had approximately $251 million in assets under management. Monroe SBIC’s limited partnership interests have been privately placed, and Monroe SBIC is excluded from the definition of investment company by Section 3(c)(1) of the 1940 Act. Monroe SBIC General Partner, a Delaware limited liability company, is the general partner of Monroe SBIC. Monroe SBIC General Partner has entered into a management agreement with Monroe SBIC Adviser, a Delaware corporation, to manage the assets of Monroe SBIC.

Monroe SBIC II was formed as a Delaware limited partnership October 30, 2013 for the purpose of providing investors with current income and long-term capital appreciation by investing in private and public middle market companies primarily in the United States. Monroe SBIC II received its license from the SBA on February 26, 2014. As of June 30, 2014, Monroe SBIC II had approximately $13.8 million in assets under management. Monroe SBIC II’s limited partnership interests have been privately placed, and Monroe SBIC II is excluded from the definition of investment company by Section 3(c)(1) of the 1940 Act. Monroe SBIC II General Partner, a Delaware limited liability company, is the general partner of Monroe SBIC II. Monroe SBIC II General Partner has entered into a management agreement with Monroe SBIC II Adviser, a Delaware corporation, to manage the assets of Monroe SBIC II.

BDC SBIC was formed as a Delaware limited partnership on June 7, 2013. BDC SBIC commenced operations on September 16, 2013, and received its license from the SBA on February 27, 2014. BDC SBIC's investment objective is to provide investors with current income and long-term capital appreciation by investing in private and public middle market companies primarily in the United States. As of June 30, 2014, BDC SBIC had approximately $9 million in funded investments. BDC SBIC’s limited partnership interests have been privately placed, and BDC SBIC is excluded from the definition of investment company by Section 3(c)(1) of the 1940 Act.

The BDC SBIC General Partner was formed as a Delaware limited liability company on June 7, 2013. The Company directly owns 99 percent of BDC SBIC in the form of a limited partnership interest in BDC SBIC. Since BDC SBIC’s inception, the BDC SBIC General Partner has been the general partner of BDC SBIC and owns 1 percent of BDC SBIC in the form of a general partnership interest. The Company owns 100 percent of the BDC SBIC General Partner’s equity interests. As a result, the Company, directly or indirectly through the BDC SBIC General Partner, wholly owns BDC SBIC. The BDC SBIC General Partner has appointed the BDC Adviser as the sole manager of the BDC SBIC. The BDC SBIC General Partner may serve as the general partner of future SBIC Subsidiaries.

MCSSDL Fund was formed on March 20, 2012, MCSSDL-U Fund was formed on May 24, 2013, and MFDL Fund was formed on November 27, 2013, each as Delaware limited partnerships for the purpose of providing investors with current income and long-term capital appreciation primarily by directly originating senior secured direct loans in middle market companies primarily in North America. As of June 30, 2014, MCSSDL Fund had $344.7 million in committed capital, MCSSDL-U Fund had $240.9 million in committed capital, and MFDL Fund had $50.7 million in committed capital. MCSSDL Fund, MCSSDL-U Fund, and MFDL Fund are each excluded from the definition of investment company pursuant to Section 3(c)(1) of the 1940 Act. MCSSDL Funds General Partner, a Delaware limited liability company, is the general partner of each of MCSSDL Fund and MCSSDL-U Fund. MCSSDL Funds General Partner has entered into a management agreement with MCMA to manage the assets of MCSSDL Fund and MCSSDL-U Fund. MFDL Fund General Partner, a Delaware limited liability company, is the general partner of MFDL Fund and has entered into a management agreement with MCMA to manage the assets of MFDL Fund.

MCMA, a Delaware limited liability company, is an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (“Advisers Act”).

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The BDC Adviser, an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to the Company and manages the Company’s portfolio in accordance with the Company’s Objectives and Strategies, makes investment decisions for the Company, places purchase and sale orders for portfolio transactions for the Company and otherwise manages the day-to-day operations of the Company, subject to the oversight of the Company’s Board of Directors. The BDC Adviser does not own any shares of the Company.

The BDC Adviser is a corporation formed and existing under the laws of the State of Delaware and is wholly owned and controlled by Theodore L. Koenig. Mr. Koenig also directly or indirectly owns a controlling interest in, and serves as the principal executive officer of, each of the Affiliated Advisers.8 He is also the Chief Executive Officer and a Director of the Company. Currently, Mr. Koenig, along with Aaron D. Peck, Michael J. Egan, and Jeremy T. VanDerMeid are responsible for investment selection on behalf of the Company. Mr. Koenig is also responsible for investment selection for the Existing Affiliated Private Funds, along with one or more of Messrs. Peck, Egan, and VanDerMeid, among other individuals.

For the services provided to the Company by the BDC Adviser pursuant to an advisory agreement with the Company, the Company pays a base management fee and an incentive based fee. The Company currently pays the BDC Adviser a base management fee calculated at an annualized rate of 1.75% based on the average value of total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. The Company also pays the BDC Adviser a two part incentive fee: (i) an income-based incentive fee and (ii) a capital gains-based incentive fee. The income-based incentive fee rewards the BDC Adviser if the Company’s quarterly net investment income, prior to the deduction of any incentive fee, exceeds the hurdle rate and is paid as follows:

●	no incentive fee in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle rate (8% annualized);

●	100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter (10% annualized); and

●	20% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10% annualized).

The capital gains-based incentive fee is equal to 20.0% of the net realized capital gains since the Company’s inception, if any, computed net of all realized capital losses and unrealized capital depreciation since the Company’s inception, less any prior payments, and is determined and payable at the end of each fiscal year. As of April 15, 2014, Mr. Koenig owned 150,542 shares, Mr. Peck owned 3,928 shares, Mr. Egan owned 15,364 shares, and Mr. VanDerMeid owned 2,890 shares of the Company (representing 1.6%, 0.04%, 0.1%, and 0.03% respectively of the outstanding shares).

The Company invests its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of the Company’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of the Company’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Company’s consolidated gross assets or more than 10% of that issuer’s voting securities.

The board of directors of the Company (collectively with any board of directors of a Future Regulated Fund, the “Boards,” and each a “Board,” as applicable) is comprised of seven directors, four of whom are not “interested persons” as that term is defined in Section 2(a)(19) of the 1940 Act and any rules promulgated thereunder (the “Non-Interested Directors”), of the Company. The Nominating and Corporate Governance Committee, all of whose members are Non-Interested Directors, selects and nominates any additional Non-Interested Directors who may be selected to serve on the Board.

8 Mr. Koenig's controlling interest in Monroe Collateral Manager is held indirectly through his controlling interest in MCMA, which wholly owns Monroe Collateral Manager. None of the BDC Adviser, the Affiliated Advisers, or the Existing Affiliated Private Funds own any shares of the Company.

5

The Members of the Board are:

Theodore L. Koenig
Aaron D. Peck
Thomas J. Allison   (Non-Interested)
Jeffrey A. Golman   (Non-Interested)
Jorde M. Nathan     (Non-Interested)
Robert S. Rubin       (Non-Interested)
Jeffrey D. Steele

A Regulated Fund may, from time to time, form a Wholly-Owned Investment Sub.9 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Fund or Affiliated Private Fund because it would be a company controlled by a Regulated Fund for purposes of Sections 17(d) or 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub. The BDC SBIC is a Wholly-Owned Investment Sub and SBIC Subsidiary of the Company.

III. Order Requested

The Applicants request an order (the “Order”) of the Commission under Sections 17(d), 57(a)(4), and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to participate in Co-Investment Transactions with one or more Regulated Funds and/or Affiliated Private Funds.

The Regulated Funds and Affiliated Private Funds seek relief to invest in Co-Investment Transactions to the extent such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Private Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and Affiliated Private Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

9 “Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times beneficially holding, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act. “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958 (the “SBA Act”) as a small business investment company. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

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A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

●	Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

●	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;[10] or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11 The BDC Adviser is the investment adviser to the Company and the BDC Adviser, or an entity controlling, controlled by, or under common control with the BDC Adviser will be an investment adviser to each of the Regulated Funds. In addition, the BDC Adviser or entities controlling, controlled by, or under common control with the BDC Adviser are or will be the investment advisers to the Affiliated Private Funds. In addition, the Regulated Funds and the Affiliated Private Funds will be persons related to a Regulated Fund that is a BDC in a manner described in section 57(b). The Regulated Funds and Affiliated Private Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships will cause each Regulated Fund (or its Wholly-Owned Investment Sub) and Affiliated Private Fund participating in a Co-Investment Transaction with a Regulated Fund (or its Wholly-Owned Investment Sub) to be subject to Sections 17(d) or 57(a)(4) and Rule 17d-1.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company (or a company controlled by the registered investment company) and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

10 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

11 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice … can the adviser realistically be deemed not in control.”).

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Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) … is to prevent … injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, as discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and Affiliated Private Fund, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Advisers, or shared pro-rata among the Regulated Funds and Affiliated Private Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested Order.

8

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment (“Available Capital”),12 and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund regardless of which of them serves as investment adviser to these entities.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Private Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the directors who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Private Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Private Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a “required majority," as defined in Section 57(o) of the 1940 Act (“Required Majority”), concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

12 “Available Capital” consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, for the Affiliated Private Funds, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

9

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Private Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Private Funds; provided that, if any other Regulated Fund or Affiliated Private Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that an Affiliated Private Fund or a Regulated Fund or any affiliated person of any Affiliated Private Fund or any Regulated Fund receives in connection with the right of an Affiliated Private Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Private Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Private Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Private Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not offered to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Private Fund, or any affiliated person of another Regulated Fund or Affiliated Private Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Private Fund. The grant to an Affiliated Private Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

10

7. (a) If any Affiliated Private Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Private Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and Affiliated Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Private Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Private Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Private Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Private Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Private Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each.

11

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Private Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Private Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Private Funds and the Regulated Funds, be shared by the Regulated Funds and Affiliated Private Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Private Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Private Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Private Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Private Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Private Fund).

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

12

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Private Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Private Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The BDC Adviser expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Private Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

The Company and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of the Company, including the Non-Interested Directors, has determined that it is in the best interests of the Company to participate in Co-Investment Transactions because, among other matters, (i) the Company will be able to participate in a larger number and greater variety of transactions; (ii) the Company will be able to participate in larger transactions; (iii) the Company will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Company and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Company will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Company and its shareholders.13 The Board of the Company, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the BDC Adviser, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of the Company has determined that is proper and desirable for the Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Private Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Private Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.14 With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

13 It is anticipated that the Board of Directors of each Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Order.

14 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Eligible Directors and the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

13

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities.15 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protections found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Prospect Capital Corporation and its affiliates, for which an order was granted on February 10, 2014; and is similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005; Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009; and Medley Capital Corporation and its affiliates, for which an order was granted on November 25, 2013.

15 See Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30855 (Jan. 13, 2014) (notice), Release No. IC-30909 (February 10, 2014) (order); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30769 (Oct. 28, 2013) (notice), Release No. IC-30807 (November 25, 2013) (order); Gladstone Capital Corporation, et. al. (File No. 812-13878), Release No. IC-30154 (June 29, 2012) (notice), Release No. IC-30154 (July 26, 2012) (order); Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28931 (Sept. 25, 2009) (notice), Release No. IC-28982 (Oct. 21, 2009) (order); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28265 (May 8, 2008) (notice), Release No. IC-28295 (June 3, 2008) (order); and Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27120 (October 25, 2005) (notice), Release No. IC-27150 (November 22, 2005) (order).

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VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Monroe Capital Corporation
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606
Attention:	Theodore L. Koenig
Aaron D. Peck

Applicants further state that all written or oral communications concerning this Application should be directed to:

Nelson Mullins Riley & Scarborough
101 Constitution Avenue, N.W., Suite 900
Washington, DC 20001
Attention:	Jonathan H. Talcott (202) 712-2806
Janis F. Kerns (202) 712-2813

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Theodore L. Koenig in his capacity as Chief Executive Officer or Managing Member of each Applicant. Mr. Koenig signed on behalf of the Company pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of the Company and by resolution of the Company’s Board of Directors.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

15

VII. Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: July 16, 2014

MONROE CAPITAL CORPORATION

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: President and CEO

MC FUNDING LTD.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the Collateral Manager

MC FUNDING, LTD. 2013-1

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the Collateral Manager

MONROE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

MONROE CAPITAL PARTNERS FUND II, L.P.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

MONROE CAPITAL CORPORATION SBIC, LP

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

16

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND LP

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND (UNLEVERAGED) LP

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

MONROE FCM DIRECT LOAN FUND LP

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL MANAGEMENT, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: President

17

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: President

MONROE CAPITAL PARTNERS FUND, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL PARTNERS FUND II, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MCC SBIC GP, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE FCM DIRECT LOAN FUND LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member
18

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Fourth Amended and Restated Application for an order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 16, 2014 for and on behalf of Monroe Capital Corporation, MC Funding Ltd., Monroe Capital Partners Fund, L.P., Monroe Capital Corporation SBIC, LP, Monroe Capital Senior Secured Direct Loan Fund LP, Monroe Capital Senior Secured Direct Loan Fund (Unleveraged) LP, Monroe FCM Direct Loan Fund LP, Monroe Capital BDC Advisors, LLC, Monroe Capital Partners Fund Advisors, Inc., Monroe Capital Management Advisors, LLC, Monroe Capital Management LLC, Monroe Capital Partners Fund, LLC, MCC SBIC GP, LLC, Monroe Capital Senior Secured Direct Loan Fund LLC, and Monroe FCM Direct Loan Fund LLC; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Monroe Capital Corporation

MC Funding Ltd.

MC Funding, Ltd. 2013-1

Monroe Capital Partners Fund, L.P.

Monroe Capital Partners Fund II, L.P.

Monroe Capital Corporation SBIC, LP

Monroe Capital Senior Secured Direct Loan Fund LP

Monroe Capital Senior Secured Direct Loan Fund (Unleveraged) LP

Monroe FCM Direct Loan Fund LP

Monroe Capital BDC Advisors, LLC

Monroe Capital Partners Fund Advisors, Inc.

Monroe Capital Partners Fund II Advisors, Inc.

Monroe Capital Management Advisors, LLC

Monroe Capital Management LLC

Monroe Capital Partners Fund, LLC

Monroe Capital Partners Fund II, LLC

MCC SBIC GP, LLC

Monroe Capital Senior Secured Direct Loan Fund LLC

Monroe FCM Direct Loan Fund LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Authorized Signatory

19

EXHIBIT B

Authorizations for

Monroe Capital Corporation

and

Monroe Capital Corporation SBIC, LP

MCC SBIC GP, LLC

The undersigned hereby certifies that he is the Secretary of Monroe Capital Corporation; that with respect to the attached Fourth Amended and Restated Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the certificate of incorporation and by-laws of the Company have been taken and the person filing the Application on behalf of the Company is fully authorized to do so; and that the Board of Directors of Monroe Capital Corporation has adopted the following resolutions on March 15, 2011 and November 7, 2013, respectively:

RESOLVED, that the Proper Officers be, and each hereby is, authorized, empowered and directed to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such Proper Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Company.

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and empowered, by and on behalf of the Corporation as the sole member or manager of any wholly owned subsidiary of the Corporation, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions on behalf of the Corporation.

Monroe Capital Corporation

By:	/s/ Aaron D. Peck
Name: Aaron D. Peck
Title: Secretary

20